                        CONSOLIDATED CAPITAL GROWTH FUND
                            C/O CONCAP EQUITIES, INC.
                         55 Beattie Place, P.O. Box 1089
                        Greenville, South Carolina 29602

                                 April 17, 2006

Dear Limited Partner:

     As you may be aware by now, MPF-NY 2005, LLC; MPF Flagship Fund 10, LLC; MPF DeWaay Premier Fund 2, LLC; MPF Blue Ridge Fund I, LLC; MPF Blue Ridge Fund II, LLC and MacKenzie Patterson Fuller, LP (collectively, the "MPF Group"), initiated an unsolicited tender offer to buy units of limited partnership interest ("Units") in Consolidated Capital Growth Fund (the "Partnership") on April 7, 2006.

     The Partnership, through its general partner, ConCap Equities, Inc., is required by the rules of the Securities and Exchange Commission to make a recommendation whether you should accept or reject this offer or to state that the Partnership is remaining neutral with respect to this offer. The general partner does not express any opinion, and is remaining neutral, with respect to the MPF Group's offer due to a conflict of interest. The general partner is a subsidiary of Apartment Investment and Management Company ("AIMCO"), a publicly traded real estate investment trust. In addition to its indirect ownership of the general partner interest in the Partnership, AIMCO and its affiliates owned 32,142.75 Units in the Partnership representing 65.34% of the outstanding Units. Although the general partner owes fiduciary duties to the limited partners of the Partnership, the general partner also owes fiduciary duties to AIMCO as its sole stockholder. THEREFORE, THE GENERAL PARTNER IS REMAINING NEUTRAL AND DOES NOT EXPRESS ANY OPINION WITH RESPECT TO THE MPF GROUP'S OFFER.

     However, we call your attention to the following considerations:

          - The MPF Group's offer to purchase estimates the liquidation value of the Partnership to be $123.00 per Unit. However, the MPF Group is only offering $75.00 per Unit.

          - The $75.00 offer price will be reduced by the amount of any distributions declared or made between April 7, 2006 and May 22, 2006, which may be further extended.

          - The MPF Group intends to make a profit from the purchase of Units at $75.00.

          - The June 30, 2003 independent, court-appointed appraisal of the Partnership's property, The Lakes Apartments, a 600-unit apartment complex located in Raleigh North Carolina (the "Property"), valued the Property at $22,800,000.

          - In connection with refinancing of the mortgage indebtedness encumbering the Property in 2005, the lenders to the Partnership obtained an updated appraisal of the Property, a copy of which has been obtained by the Partnership. In an appraisal report dated August 12, 2005, an independent appraiser concluded that the market value of the Property was $19,375,000 as of August 1, 2005.

          - AIMCO made a tender offer on November 14, 2003 for the purchase of Units at a purchase price of $33.50 per Unit. The offer was held open through December 30, 2003 and 367 Units were accepted.

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          -    AIMCO has made the following direct purchases since January 2003:

                       PRICE PER
   DATE        UNITS    LP UNIT
------------   -----   ---------
January 2003     5      $120.00
January 2003    15      $237.00

          - Set forth below is secondary sales information as reported by Direct Investments Spectrum (formerly known as The Partnership Spectrum) and The American Partnership Board, which are the only two independent, third-party sources from which we currently have information regarding secondary market sales. The gross sales prices reported by these sources do not necessarily reflect the net sales proceeds received by sellers of Units, which typically are reduced by commissions and other secondary market transaction costs to amounts less than the reported price. We do not know whether the information compiled by these sources is accurate or complete. Other sources, such as The Stanger Report, may contain prices for Units that equal or exceed the sales prices reported by Direct Investments Spectrum and The American Partnership Board.

               - The high and low sales prices of Units during the years ended 2003 and 2005, which includes January 2006, as reported by Direct Investments Spectrum (there were no sales reported by Direct Investments Spectrum during 2004):

                                             HIGH       LOW
                                           -------    -------
Year Ended 2003:                           $294.00    $225.00
Year Ended 2005 (includes January 2006):   $100.12    $ 80.00

               - The high and low sales prices of Units during the year ended 2005, which includes January through March 2006, as reported by the American Partnership Board (there were no sales reported by the American Partnership Board during 2003 or
                    2004):

                                                     HIGH        LOW
                                                    -------    ------
Year Ended 2005 (includes January - March 2006):    $100.12    $81.00

          - The MPF Group's offer is limited to 12,300 Units. If more than 12,300 Units are tendered in the MPF Group's offer, the MPF Group will accept the Units on a pro rata basis. Therefore, unless the investor selects the "All or None" option, an investor who tenders all of its Units might not fully dispose of its investment in the Partnership.

          - The MPF Group's offer states that you will have the right to withdraw Units tendered in the offer at any time until the offer has expired.

          - Any increase in the MPF Group's ownership of Units as a result of the MPF Group's offer may affect the outcome of Partnership decisions, in that the increase will concentrate ownership of Units. Affected decisions may include any decision in which limited partners unaffiliated with the general partner are given an opportunity to consent or object. In addition, the MPF Group could eventually acquire voting control of the Partnership if they acquire more Units than they are offering to purchase in the current offer.

          - AIMCO and its affiliates, which collectively hold approximately 65.34% of the outstanding Units, do not intend to tender any of their Units in the MPF Group's offer.

          - The Partnership made no distributions during the years ended December 31, 2005 and 2004.

     Each limited partner should make its own decision as to whether or not it should tender or refrain from tendering its Units in an offer in light of its unique circumstances, including (i) its investment objectives, (ii) its financial circumstances including the tolerance for risk and need for liquidity,
(iii) its views as to the Partnership's prospects and outlook, (iv) its own analysis and review of all publicly available information about the Partnership,
(v) other financial opportunities available to it, (vi) its own tax position and tax consequences, and (vii) other factors that the limited partner may deem relevant to its decision. Under any circumstances, limited partners should be aware that a sale of their Units in the Partnership will have tax consequences that could be adverse.

     TO ENSURE COMPLIANCE WITH REQUIREMENTS IMPOSED BY THE IRS, WE INFORM YOU THAT ANY U.S. FEDERAL TAX ADVICE CONTAINED IN THIS COMMUNICATION (INCLUDING ANY ATTACHMENTS) IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, FOR THE PURPOSE OF AVOIDING PENALTIES UNDER THE INTERNAL REVENUE CODE. THE ADVICE CONTAINED IN THIS COMMUNICATION WAS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE TRANSACTION OR MATTER ADDRESSED BY THE ADVICE. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

     If you need further information about your options, please contact our Investor Relations Department at ISTC Corporation at (864) 239-1029 or at P.O. Box 2347, Greenville, SC 29602.

                                        Sincerely,

                                        ConCap Equities, Inc., General Partner